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                                                                  EXHIBIT 99.15

For:            IMMEDIATE RELEASE
                (CORRECTS 82.3% REFERENCE TO 90%)

Contact:        MICHAEL HAGAN/MONTY HOUDESHELL
                FURON
                714.831.5350

                ROGER PONDEL/ROBERT M. WHETSTONE
                ROGER PONDEL & WILKINSON
                310.207.9300

                      FURON CORRECTS PRESS RELEASE:
                      FURON EXTENDS TENDER OFFER FOR MEDEX

        Laguna Niguel, CA -- December 19, 1996 -- Furon Company (NYSE:FCY) announced today that it has extended its tender offer for any and all of the outstanding common shares, including associated common share purchase rights, of Medex, Inc. (Nasdaq:MDEX) until 5:00 p.m., New York City time, Thursday, January 2, 1997, unless the tender offer is further extended. Furon stated that it does not intend to further extend the tender offer as long as at the expiration it beneficially owns 90% or more of Medex's outstanding shares and the conditions to its obligation to complete the tender offer remain satisfied. The tender offer was last scheduled to expire at 5:00 p.m., New York City time, Thursday, December 19, 1996. All other terms and conditions of the tender offer remain unchanged.

        Furon commenced the tender offer to purchase any and all outstanding common shares, including associated common share purchase rights, of Medex at a price of $23.50 per share, net to the seller in cash, without interest thereon, on November 15, 1996. As of 3:00 p.m., New York City time, on Thursday, December 19, 1996, a total of 5,114,054 common shares of Medex, including notices of guaranteed delivery, had been tendered and not withdrawn. The tendered shares, together with the shares which commencing January 2, 1996 certain of Medex's directors and officers have agreed to either tender pursuant to the tender offer or sell to Medex, constitute approximately 90% of the total outstanding common shares of Medex and would enable Furon to effect the merger of Medex following the completion of the tender offer on a so-called "short form" basis (i.e., without a vote of its shareholders). [The foregoing reference to 90% was misstated as 82.3% in the previous press release.]

        Medex, based in Hilliard, Ohio, had sales of $99.3 million for its fiscal year ended June 30, 1996. The company manufactures polymer based critical care products and infusion systems for medical and surgical applications.

        Furon, a leading international manufacturer of engineered polymer components, serves a number of industries, including health care. Furon had sales of $345 million for its fiscal year ended February 3, 1996.

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        Furon is the world's leader in engineered polymer components for the industrial marketplace. The company serves five key markets: industrial process, transportation, electronics, healthcare and capital goods.











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